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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549



                                  SCHEDULE 13G

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                                 (RULE 13d-102)

                 INFORMATION TO BE INCLUDED IN STATEMENTS FILED
          PURSUANT TO RULE 13D-1(b)(c), AND (d) AND AMENDMENTS THERETO
                         FILED PURSUANT TO RULE 13d-2(b)

                               (AMENDMENT NO. 5)*

                               Landec Corporation
--------------------------------------------------------------------------------
                                 (Name of Issuer)

                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    514766104
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                 January 1, 2002
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ]       Rule 13d-1(b)

[ ]       Rule 13d-1(c)

[X]       Rule 13d-1(d)

     * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

POTENTIAL PERSONS WHO ARE TO RESPOND TO THE COLLECTION OF INFORMATION CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND UNLESS THE FORM DISPLAYS A CURRENTLY VALID OMB CONTROL NUMBER.


SEC 1745 (3-98)
                               Page 1 of 12 pages

                                  SCHEDULE 13G
ISSUER: Landec Corporation                                  CUSIP NO.: 514766104


1. Names of Reporting Persons.
   I.R.S. Identification Nos. of above persons (entities only).

   J.P. Morgan Partners (SBIC), LLC (formerly known as Chase Venture Capital
   Associates, LLC)

------------------------------------------------------------------------------------------------------------------
2. Check the Appropriate Box if a Member of a Group (See Instructions)

   (a) -----------------------------------------------------------------------------------------------------------

   (b) -----------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------
3. SEC Use Only
------------------------------------------------------------------------------------------------------------------
4. Citizenship or Place of Organization   Delaware
------------------------------------------------------------------------------------------------------------------
  Number of Shares    5. Sole Voting Power  1,378,845 (includes Options for 72,028 shares)
  Beneficially Owned  --------------------------------------------------------------------------------------------
  by Each Reporting   6. Shared Voting Power
  Person With:        --------------------------------------------------------------------------------------------
                      7. Sole Dispositive Power  1,378,845 (includes Options for 72,028 shares)
                      --------------------------------------------------------------------------------------------
                      8. Shared Dispositive Power
------------------------------------------------------------------------------------------------------------------
 9.  Aggregate Amount Beneficially Owned by Each Reporting Person  1,378,845 (includes Options for 72,028 shares)
------------------------------------------------------------------------------------------------------------------
 10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
------------------------------------------------------------------------------------------------------------------
 11. Percent of Class Represented by Amount in Row (9)       8.3%
------------------------------------------------------------------------------------------------------------------
 12. Type of Reporting Person (See Instructions)
------------------------------------------------------------------------------------------------------------------
CO
 ..................................................................................................................


 ..................................................................................................................


 ..................................................................................................................


 ..................................................................................................................


 ..................................................................................................................


------------------------------------------------------------------------------------------------------------------




SEC 1745 (3-98)

                               Page 2 of 12 Pages

                                  SCHEDULE 13G
ISSUER: Landec Corporation                                  CUSIP NO.: 514766104



PRELIMINARY NOTE: The information set forth in Item 2 herein has been adjusted to reflect a change in the name and controlling persons of the Reporting Person and the vesting of Options.

ITEM 1.


           (A)      NAME OF ISSUER:
                    --------------

                    Landec Corporation


           (B)      ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:
                    -----------------------------------------------

                    3603 Haven Avenue
                    Menlo Park, California  94025


ITEM 2.


           (A)      NAME OF PERSON FILING:
                    ---------------------

                    J.P. Morgan Partners (SBIC), LLC

                    Supplemental information relating to the ownership and control of the person filing this statement is included in Exhibit 2(a) attached hereto.


           (B)      ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:
                    -----------------------------------------------------------

                    1221 Avenue of the Americas
                    New York, New York  10020

           (C)      CITIZENSHIP:
                    -----------

                    Delaware


           (D)      TITLE OF CLASS OF SECURITIES (OF ISSUER):
                    ----------------------------------------

                    Common Stock


           (E)      CUSIP NUMBER:
                    ------------

                    See top of cover page


ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO SS.SS. 240.13D-1(B) OR 240.13D-2(B) OR (C), CHECK WHETHER THE PERSON FILING IS A:


            Not applicable.


ITEM 4. OWNERSHIP


       (A)  Amount Beneficially Owned:

            1,378,845


          This amount includes the following shares issuable upon the exercise by Mitchell Blutt, M.D. and Damion E. Wicker, M.D., former directors of the Issuer, of options granted to them by the Issuer: (i) 3,478 shares issuable pursuant to options which expired on December 15, 1998
          (ii) 3,116 shares issuable pursuant to options which expire on May 25, 2005 (iii) 5,000 shares issuable pursuant to options which expire on May 27, 2005 (iv) 5,000 shares issuable pursuant to options granted to Dr. Wicker which expire on January 26, 2006 and (v) 20,000 shares issuable pursuant to options which


SEC 1745 (3-98)

                               Page 3 of 12 Pages

                                  SCHEDULE 13G
ISSUER: Landec Corporation                                  CUSIP NO.: 514766104




          expire on February 2, 2007. Drs. Blutt and Wicker are obligated to exercise each of the foregoing options upon the request of the Reporting Person and are obligated to transfer to the Reporting Person all shares issued upon the exercise of any of the foregoing options.


       (B)  PERCENT OF CLASS:
            ----------------

            8.3% (as of December 31, 2001)


       (C)  NUMBER OF SHARES AS TO WHICH SUCH PERSON HAS:
            --------------------------------------------


           (i)      1,378,845  (includes Options for 72,028 shares).
           (ii)     Not applicable.
           (iii)    1,378,845  (includes Options for 72,028 shares).
           (iv)     Not applicable.

ITEM 5.  OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS


            Not applicable.


ITEM 6.  OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON


            Not applicable.


ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY


            Not applicable.


ITEM 8.  IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP


            Not applicable.


ITEM 9.  NOTICE OF DISSOLUTION OF GROUP


            Not applicable.


ITEM 10. CERTIFICATION


            Not applicable


SEC 1745 (3-98)

                               Page 4 of 12 Pages

                                  SCHEDULE 13G
ISSUER: Landec Corporation                                  CUSIP NO.: 514766104



                                    SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:  February 11, 2002

                                         J.P. MORGAN PARTNERS (SBIC), LLC


                                         By:  /s/ JEFFREY C. WALKER
                                             ----------------------------------
                                             Name:    Jeffrey C. Walker
                                             Title:   President









SEC 1745 (3-98)

                               Page 5 of 12 Pages

                                  SCHEDULE 13G
ISSUER: Landec Corporation                                  CUSIP NO.: 514766104




                                  EXHIBIT 2(A)
                                  ------------


ITEM 2.  IDENTITY AND BACKGROUND.
---------------------------------



                  This statement is being filed by J.P. Morgan Partners (SBIC), LLC (formerly known as Chase Venture Capital Associates, LLC), a Delaware limited liability company (hereinafter referred to as "JPMP (SBIC)"), whose principal business office is located at 1221 Avenue of the Americas, New York, New York 10020. JPMP (SBIC) is engaged in the venture capital and leveraged buyout business. Set forth in Schedule A hereto and incorporated herein by reference are the names, business addresses, occupations and employments of each executive officer and director of JPMP (SBIC).



                  JPMP (SBIC) is a wholly owned subsidiary of J.P. Morgan Partners (BHCA), L.P. (formerly known as Chase Equity Associates, L.P.), a Delaware limited partnership (hereinafter referred to as "JPMP (BHCA)"), whose principal business office is located at the same address as JPMP (SBIC). JPMP
(BHCA) is also engaged in the venture capital and leveraged buyout business. The general partner of JPMP (BHCA) is JPMP Master Fund Manager, L.P. (formerly known as Chase Capital Partners, a New York general partnership), a Delaware limited partnership (hereinafter referred to as "JPMP Master Fund"), whose principal business office is located at the same address as JPMP (SBIC), and is also directly or indirectly (through affiliates) engaged in the venture capital and leveraged buyout business. The general partner of JPMP Master Fund is JPMP Capital Corp. (formerly known as Chase Capital Corporation), a New York corporation (hereinafter referred to as "JPMP Capital Corp."), whose principal business office is located at the same address as JPMP (SBIC), and is also engaged in the venture capital and leveraged buyout business. Set forth in Schedule B hereto and incorporated herein by reference are the names, business addresses, principal occupations and employments of each executive officer and director of JPMP Capital Corp.


                  JPMP Capital Corp. is a wholly owned subsidiary of J.P. Morgan Chase & Co. (formerly known as The Chase Manhattan Corporation), a Delaware corporation (hereinafter referred to as "JP Morgan Chase") which is engaged (primarily through subsidiaries) in the commercial banking business with its principal office located at 270 Park Avenue, New York, New York 10017. Set forth in Schedule C hereto and incorporated herein by reference are the names, business addresses, principal occupations and employments of each executive officer and director of JP Morgan Chase.





SEC 1745 (3-98)

                               Page 6 of 12 Pages

                                  SCHEDULE 13G
ISSUER: Landec Corporation                                  CUSIP NO.: 514766104

                                                                      SCHEDULE A
                                                                      ----------

                        J.P. MORGAN PARTNERS (SBIC), LLC
                        --------------------------------
                              EXECUTIVE OFFICERS(1)
                              ---------------------

President                                                     Jeffrey C. Walker*
Executive Vice President                                      Mitchell J. Blutt, M.D.*
Executive Vice President                                      Arnold L. Chavkin*
Executive Vice President                                      John M.B. O'Connor*
Managing Director                                             Dr. Dana Beth Ardi*
Managing Director                                             John R. Baron*
Managing Director                                             Christopher C. Behrens*
Managing Director                                             David S. Britts*
Managing Director                                             Julie Casella-Esposito*
Managing Director                                             Jerome Colonna*
Managing Director                                             Rodney A. Ferguson*
Managing Director                                             David L. Ferguson*
Managing Director                                             David Gilbert*
Managing Director                                             Eric A. Green*
Managing Director                                             Michael R. Hannon*
Managing Director                                             Donald J. Hofmann, Jr. *
Managing Director                                             W. Brett Ingersoll*
Managing Director                                             Alfredo Irigoin*
Managing Director                                             Andrew Kahn*
Managing Director                                             Jonathan R. Lynch*
Managing Director                                             Thomas G. Mendell*
Managing Director                                             Stephen P. Murray*
Managing Director                                             Timothy Purcell*
Managing Director                                             Faith Rosenfeld*
Managing Director                                             Robert R. Ruggiero, Jr. *
Managing Director                                             Susan L. Segal*
Managing Director                                             Kelly Shackelford*
Managing Director                                             Shahan D. Soghikian*
Managing Director                                             Patrick J. Sullivan*
Managing Director                                             Timothy J. Walsh*
Managing Director                                             Richard D. Waters, Jr. *
Managing Director                                             Damion E. Wicker, M.D.*
Managing Director                                             Eric R. Wilkinson*
Senior Vice President                                         Marcia Bateson*
Senior Vice President and Assistant Secretary                 Mounir Nahas*
Senior Vice President and Assistant Secretary                 Stephen Skoczylas*
Senior Vice President, Treasurer and Assistant Secretary      Elisa R. Stein*
Vice President and Assistant Secretary                        Jeffrey Glatt*
Vice President and Assistant Secretary                        Puneet Gulati*
Vice President and Assistant Secretary                        Sandra King*
Vice President and Assistant Secretary                        Scott Kraemer*
Secretary                                                     Anthony J. Horan**
Assistant Secretary                                           Robert C. Caroll**
Assistant Secretary                                           Denise G. Connors**


---------

(1) Each of whom is a United States citizen except for Messrs. Britts, Irigoin, and Soghikian.

* Principal occupation is employee and/or officer of J.P. Morgan Partners, LLC. Business address is c/o of J.P. Morgan Partners, LLC, 1221 Avenue of the Americas, New York, New York 10020.

** Principal occupation is employee or officer of J.P. Morgan Chase & Co. Business address is c/o J.P. Morgan Chase & Co., 270 Park Avenue, New York, New York 10017.

SEC 1745 (3-98)

                               Page 7 of 12 Pages

                                  SCHEDULE 13G
ISSUER: Landec Corporation                                  CUSIP NO.: 514766104

                                  DIRECTORS(1)
                                  ------------
                               Jeffrey C. Walker*



























---------

(1)  Each of whom is a United States citizen.

* Principal occupation is employee and/or officer of J.P. Morgan Partners, LLC. Business address is c/o of J.P. Morgan Partners, LLC, 1221 Avenue of the Americas, New York, New York 10020.

** Principal occupation is employee or officer of J.P. Morgan Chase & Co. Business address is c/o J.P. Morgan Chase & Co., 270 Park Avenue, New York, New York 10017.

SEC 1745 (3-98)

                               Page 8 of 12 Pages

                                  SCHEDULE 13G
ISSUER: Landec Corporation                                  CUSIP NO.: 514766104

                                                                      SCHEDULE B
                                                                      ----------

                               JPMP CAPITAL CORP.
                               ------------------
                              EXECUTIVE OFFICERS(1)
                              ---------------------

President                                                     Jeffrey C. Walker*
Executive Vice President                                      Mitchell J. Blutt, M.D.*
Executive Vice President                                      Arnold L. Chavkin*
Executive Vice President                                      John M.B. O'Connor*
Managing Director                                             Dr. Dana Beth Ardi*
Managing Director                                             John R. Baron*
Managing Director                                             Christopher C. Behrens*
Managing Director                                             David S. Britts*
Managing Director                                             Julie Casella-Esposito*
Managing Director                                             Jerome Colonna*
Managing Director                                             Rodney A. Ferguson*
Managing Director                                             David L. Ferguson*
Managing Director                                             David Gilbert*
Managing Director                                             Eric A. Green*
Managing Director                                             Michael R. Hannon*
Managing Director                                             Donald J. Hofmann, Jr. *
Managing Director                                             W. Brett Ingersoll*
Managing Director                                             Alfredo Irigoin*
Managing Director                                             Andrew Kahn*
Managing Director                                             Jonathan R. Lynch*
Managing Director                                             Thomas G. Mendell*
Managing Director                                             Stephen P. Murray*
Managing Director                                             Timothy Purcell*
Managing Director                                             Faith Rosenfeld*
Managing Director                                             Robert R. Ruggiero, Jr. *
Managing Director                                             Susan L. Segal*
Managing Director                                             Kelly Shackelford*
Managing Director                                             Shahan D. Soghikian*
Managing Director                                             Patrick J. Sullivan*
Managing Director                                             Timothy J. Walsh*
Managing Director                                             Richard D. Waters, Jr. *
Managing Director                                             Damion E. Wicker, M.D.*
Managing Director                                             Eric R. Wilkinson*
Senior Vice President                                         Marcia Bateson*
Senior Vice President and Assistant Secretary                 Mounir Nahas*
Senior Vice President and Assistant Secretary                 Stephen Skoczylas*
Senior Vice President, Treasurer and Assistant Secretary      Elisa R. Stein*
Vice President and Assistant Secretary                        Jeffrey Glatt*
Vice President and Assistant Secretary                        Puneet Gulati*
Vice President and Assistant Secretary                        Sandra King*
Vice President and Assistant Secretary                        Scott Kraemer*
Secretary                                                     Anthony J. Horan**
Assistant Secretary                                           Robert C. Caroll**
Assistant Secretary                                           Denise G. Connors**


---------

(1) Each of whom is a United States citizen except for Messrs. Britts, Irigoin, and Soghikian.

* Principal occupation is employee and/or officer of J.P. Morgan Partners, LLC. Business address is c/o of J.P. Morgan Partners, LLC, 1221 Avenue of the Americas, New York, New York 10020.

** Principal occupation is employee or officer of J.P. Morgan Chase & Co. Business address is c/o J.P. Morgan Chase & Co., 270 Park Avenue, New York, New York 10017.


SEC 1745 (3-98)

                               Page 9 of 12 Pages

                                  SCHEDULE 13G
ISSUER: Landec Corporation                                  CUSIP NO.: 514766104


                                  DIRECTORS(1)
                              ---------------------
                              William B. Harrison**
                               Jeffrey C. Walker*











---------

(1)  Each of whom is a United States citizen.

* Principal occupation is employee and/or officer of J.P. Morgan Partners, LLC. Business address is c/o of J.P. Morgan Partners, LLC, 1221 Avenue of the Americas, New York, New York 10020.

** Principal occupation is employee or officer of J.P. Morgan Chase & Co. Business address is c/o J.P. Morgan Chase & Co., 270 Park Avenue, New York, New York 10017.






SEC 1745 (3-98)

                              Page 10 of 12 Pages

                                  SCHEDULE 13G
ISSUER: Landec Corporation                                  CUSIP NO.: 514766104



                                                                      SCHEDULE C
                                                                      ----------

                             J.P. MORGAN CHASE & CO.
                             -----------------------
                               EXECUTIVE OFFICERS(1)
                             ------------------------

Chairman of the Board and Chief Executive Officer                          William B. Harrison Jr.*
Vice Chairman; Co-Chief Executive Officer, Investment Bank                 Geoffrey T. Boisi *
Vice Chairman; Head of Retail and Middle Market, Financial                 David A. Coulter*
      Services and Management and Private Banking
Director of Human Resources                                                John J. Farrell*
Vice Chairman; Chairman, Investment Bank                                   Walter A. Gubert*
Vice Chairman                                                              Thomas B. Ketchum*
Director of Corporate Marketing and Communications                         Frederick W. Hill*
Vice Chairman; Co-Chief Executive Officer, Investment Bank                 Donald H. Layton*
Vice Chairman                                                              James B. Lee Jr. *
General Counsel                                                            William H. McDavid*
Vice Chairman; Head of Finance, Risk Management and Administration         Marc J. Shapiro*
Vice Chairman                                                              Jeffrey C. Walker**
Executive Vice President; General Auditor                                  William J. Moran*
Chief Financial Officer                                                    Dina Dublon*
Executive Vice President; Head of Market Risk Management                   Lesley Daniels Webster*
Managing Director; Corporate Treasurer                                     David B. Edelson*
Managing Director; Head of Credit Risk Policy                              Suzanne Hammett*
Corporate Secretary                                                        Anthony James Horan*
Senior Vice President; Chief Compliance Officer                            Gregory S. Meredith*
Controller                                                                 Joseph L. Scalfani*
Assistant Corporate Secretary                                              James C. Berry*






                                  DIRECTORS(1)
                                  -------------

                             PRINCIPAL OCCUPATION OR EMPLOYMENT;
 NAME                        BUSINESS OR RESIDENCE ADDRESS
-------------------------------------------------------------------------------
 Hans W. Becherer            Retired Chairman of the Board and
                             Chief Executive Officer
                             Deere & Company
                             One John Deere Place
                             Moline, IL 61265
-------------------------------------------------------------------------------
 Riley P. Bechtel            Chairman and Chief Executive Officer
                             Bechtel Group, Inc.
                             P.O. Box 193965
                             San Francisco, CA 94119-3965
-------------------------------------------------------------------------------
 Frank A. Bennack, Jr.       President and Chief Executive Officer
                             The Hearst Corporation
                             959 Eighth Avenue
                             New York, New York  10019
-------------------------------------------------------------------------------



----------
(1) Each of whom is a United States citizen.

* Principal occupation is employee or officer of J.P. Morgan Chase & Co. Business address is c/o J.P. Morgan Chase & Co., 270 Park Avenue, New York, New York 10017.

** Principal occupation is employee and/or officer of J.P. Morgan Partners, LLC. Business address is c/o J.P. Morgan Partners, LLC, 1221 Avenue of the Americas, New York, New York 10020.

SEC 1745 (3-98)

                              Page 11 of 12 Pages

                                  SCHEDULE 13G
ISSUER: Landec Corporation                                  CUSIP NO.: 514766104






                             PRINCIPAL OCCUPATION OR EMPLOYMENT;
 NAME                        BUSINESS OR RESIDENCE ADDRESS
-------------------------------------------------------------------------------
 Lawrence A. Bossidy         Chairman of the Board
                             Honeywell International
                             P.O. Box 3000
                             Morristown, NJ 07962-2245
-------------------------------------------------------------------------------
 M. Anthony Burns            Chairman of the Board
                             Ryder System, Inc.
                             3600 N.W. 82nd Avenue
                             Miami, Florida  33166
-------------------------------------------------------------------------------
 H. Laurence Fuller          Retired Co-Chairman
                             BP Amoco p.l.c.
                             1111 Warrenville Road, Suite 25
                             Chicago, Illinois  60563
-------------------------------------------------------------------------------
 Ellen V. Futter             President and Trustee
                             American Museum of Natural History
                             Central Park West at 79th Street
                             New York, NY 10024
-------------------------------------------------------------------------------
 William H. Gray, III        President and Chief Executive Officer
                             The College Fund/UNCF
                             9860 Willow Oaks Corporate Drive
                             P.O. Box 10444
                             Fairfax, Virginia  22031
-------------------------------------------------------------------------------
 William B. Harrison, Jr.    Chairman of the Board and Chief Executive Officer
                             J.P. Morgan Chase & Co.
                             270 Park Avenue, 8th Floor
                             New York, New York  10017-2070
-------------------------------------------------------------------------------
 Helene L. Kaplan            Of Counsel
                             Skadden, Arps, Slate, Meagher & Flom LLP
                             Four Times Square
                             New York, New York  10036
-------------------------------------------------------------------------------
 Lee R. Raymond              Chairman of the Board and Chief Executive Officer
                             Exxon Mobil Corporation
                             5959 Las Colinas Boulevard
                             Irving, TX 75039-2298
-------------------------------------------------------------------------------
 John R. Stafford            Chairman of the Board
                             American Home Products Corporation
                             5 Giralda Farms
                             Madison, New Jersey  07940
-------------------------------------------------------------------------------
 Lloyd D. Ward               Chief Executive Officer
                             U.S. Olympic Committee
                             One Olympic Plaza
                             Colorado Springs, CO  80909
-------------------------------------------------------------------------------
 Marina v.N. Whitman         Professor of Business Administration and
                               Public Policy
                             The University of Michigan
                             School of Public Policy
                             411 Lorch Hall, 611 Tappan Street
                             Ann Arbor, MI 48109-1220
-------------------------------------------------------------------------------

 SEC 1745 (3-98)

                              Page 12 of 12 Pages